Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For March 2005

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒.

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Media Releases /ASX Announcements

Exhibit	1 – Mayne expands UK Aseptic Manufacturing Services

Exhibit	2 - On-market Buy-Back

Exhibit	3 - Final share Buy-Back Notice

ASX & Media Release

25 February 2005

MAYNE EXPANDS UK ASEPTIC MANUFACTURING SERVICES

WITH INTRA-TECH ACQUISITION

Mayne Group Limited (ASX:MAY) announced today that its Mayne Pharma business unit will establish a leading position in the commercial supply of aseptic manufacturing services (AMS) in the UK through the acquisition of Intra-tech Healthcare Limited. Intra-Tech is a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags. Staffed with 94 personnel and based in London, Intra-Tech manufacture (compound) primarily chemotherapy and total parenteral nutrition products for supply to the UK National Health Service.

An aseptic manufacturing service enables hospital pharmacies to outsource the preparation of individual patient doses of medicines from licensed pharmaceutical products. This activity was historically performed inside the hospital pharmacy. Outsourcing this compounding activity is particularly attractive in the areas of chemotherapy and total parenteral nutrition where dosing is highly patient specific and hospitals benefit from reduced pharmacy workload, greater patient safety and in the case of chemotherapy medicines, greater pharmacist safety.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said, “This acquisition is entirely consistent with our vertical integration strategy for commodity generic products and is highly complementary to our existing sales of cancer medicines in the UK.”

“In addition to participating in National Health Service (NHS) tenders for our traditional vial products, we will be able to provide a valuable service to hospitals across the country that see the efficiency and risk mitigation benefits that AMS can provide,” Mr James said.

“With the addition of Intra-Tech’s high quality facilities and experienced staff, Mayne Pharma will be well positioned as a cytotoxic vial manufacturer with a leading compounding business in the UK and will benefit from the resultant vertical integration synergies,” he said.

Over the past four years, Mayne Pharma has grown a successful AMS business in the UK using third party compounders. Mayne intends to integrate Intra-Tech with its existing AMS operation, which will result in manufacturing economies of scale benefits and improved customer service particularly in the greater London area.

The UK commercial AMS industry segment is growing by an estimated 14% per annum in volume terms and approximately 40-50% of chemotherapy treatments are expected to be manufactured by commercial operators by 2008 from a present level of about 20%.

Under the terms of the deal, Mayne Pharma will acquire all of the outstanding shares of Intra-Tech for approximately £18 million.

In Mayne’s 2006 fiscal year, incremental sales arising from the Intra-tech deal are expected to be £11 million resulting in a return on invested capital for this investment in excess of Mayne’s weighted average cost of capital.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries

Larry Hamson

Ph: +61 3 9868 0380

Mb: +61 3 407 335 907

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
MAYNE GROUP LIMITED	004 073 410

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	640,370,355

6	Whether shareholder approval is required for buy-back	No

7	Reason for buy-back	To assist with ongoing efficient capital management

+	See chapter 19 for defined terms.

30/9/2001	Appendix 3C Page 1

Appendix 3C Announcement of buy-back

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	N/A

On-market buy-back

9	Name of broker who will act on the company’s behalf	UBS Warburg

10	Deleted 30/9/2001.

11	If the company intends to buy back a maximum number of shares - that number	63,760,540 ordinary shares, which will be adjusted down as required by law if Mayne buys back further shares after the date of this notice.

Note: This requires a figure to be included, not a percentage.

12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	23 March 2005 to 22 March 2006 inclusive

13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back

15	Price to be offered for shares

+	See chapter 19 for defined terms.

Appendix 3C Page 2	30/9/2001

Appendix 3C Announcement of buy-back

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back

17	Number of shares proposed to be bought back

18	Price to be offered for shares

Equal access scheme

19	Percentage of shares proposed to be bought back

20	Total number of shares proposed to be bought back if all offers are accepted

21	Price to be offered for shares

22	+Record date for participation in offer

Cross reference: Appendix 7A, clause 9.

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 8 March 2004
(Director/Company secretary)

Print name:	Karen Ping-Huay Kee

+	See chapter 19 for defined terms.

30/9/2001	Appendix 3C Page 3

Appendix 3F

Final share buy-back notice

Rule 3.8A

Appendix 3F

Final share buy-back notice

(except minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
Mayne Group Limited	56 004 073 410

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	7,574,782

3	Total consideration paid or payable for the shares	$29,870,364

4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date:	$ 4.29 03/03/05

		lowest price: date:	$3.08 11/05/04

+	See chapter 19 for defined terms.

30/9/2001	Appendix 3F Page 1

Appendix 3F Final share buy-back notice

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 23/03/05
(Director/Company secretary)

Print name:	Karen Ping-Huay Kee

+	See chapter 19 for defined terms.

Appendix 3F Page 2	30/9/2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Timothy Paine
	Name:	Timothy Paine
	Title:	Company Secretary

Date: 12 April 2005